Kemper Corporation One East Wacker Drive Chicago, IL 60601 kemper.com

March 19, 2015

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

Re:    Kemper Corporation
Preliminary 2015 Proxy Statement on Schedule 14A
Filed March 13, 2015
File No. 001-18298

Dear Mr. Riedler:

Kemper Corporation (the “Company”) has received and reviewed your letter dated March 18, 2015 regarding the Commission’s review of the above-mentioned filing and has submitted its response below.

Comment:

Proposal 3, page 46

1.
We note that your Board of Directors approved an amendment to your Bylaws to add an exclusive forum provision for intra-corporate disputes. Please highlight that such provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Company response:

In response to your comment, the Company proposes to amend the paragraph on page 47 that immediately precedes the “Required Vote” section of Proposal 3 to read as follows, with the new language underlined below:

The Board is aware that certain proxy advisors, and some institutional investors, have policies that do not support exclusive forum provisions unless the company proposing such a provision can show that it already has suffered material harm as a result of multiple shareholder suits filed in different jurisdictions regarding the same matter. However, the Board believes it is in the best interest of the Company and its shareholders to take preventive measures against the potential harm from such litigation tactics. An exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that the shareholder favors and some shareholders may take the view that such a provision may discourage lawsuits with respect to such claims. However, as the Amendment addresses only where a suit may be filed and does not deprive a shareholder the right to assert claims or obtain any type of relief, the Board believes that the Amendment’s benefits outweigh any perceived harms. Based on existing case law enforcing exclusive forum provisions in a number of states, including our headquarters state of Illinois, the Board believes that it is unlikely that a court in a state other than Delaware would not be willing to enforce the Amendment, but there can be no assurances in that regard.

In connection with the Company’s response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 312.661.4796 if you have any additional questions or need further clarification.

Sincerely,

/s/ Nanette H. Hoff
Nanette H. Hoff
Interim General Counsel

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